UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 B&D FOOD CORP.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   055247 10 0
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                                 (CUSIP Number)

                                  Shai Z. Stern
                                150 W 46th Street
                               New York, NY 10036
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 11, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Page 2

                                  SCHEDULE 13D

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CUSIP NO.           055247 10 0
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1         NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Shai Z. Stern               IDENTIFICATION NO. -

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a)  [_]
               (b)  [_]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (See Instructions)

          WC

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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

          [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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   NUMBER OF      7      SOLE VOTING POWER

     SHARES              0

  BENEFICIALLY    --------------------------------------------------------------
                  8      SHARED VOTING POWER
    OWNED BY
                         30,000,000(1)
      EACH
                  --------------------------------------------------------------
   REPORTING      9      SOLE DISPOSITIVE POWER

     PERSON              0

      WITH        --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         30,000,000(1)

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,000,000

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)

          [-]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.3% (based on 108,400,000 shares of Common Stock issued and Outstanding on June 11, 2007)(1)

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14        TYPE OF REPORTING PERSON (See Instructions)

          IN

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(1)Includes 15,000,000 shares of common stock issuable upon exercise of
15,000,000 Common stock purchase warrants, each of which entitles the holder thereof to purchase one share of common stock for $0.10 until June 11, 2010.

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Page 3

ITEM 1. SECURITY AND ISSUER

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share (the "Common Stock"), of B&D Food Corp, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 575 Madison Avenue, Suite 1006, New York, New York 10022-2511.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Shai Z. Stern (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is 150 West 46th Street, New York, NY 10036.

(c) The present principal occupation of the Reporting Person is serving as an executive officer of a NY based edgar and print service firm.

(d) The Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

(e) During the last five years, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction nor has he been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a US citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The Reporting Person is a managing member of Idis Holdings LLC. Pursuant to a Stock Purchase Agreement (the "Agreement") dated June 11, 2007 between the Issuer and Idis Holdings LLC, Idis Holdings LLC acquired 15,000,000 shares of common stock of the Issuer and a warrant to purchase 15,000,000 shares of the Issuer at $.10 per share, in consideration for $250,000 paid by Idis Holdings LLC from its operating funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes. The Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person is a managing member of Idis Holdings LLC and is thus indirectly the beneficial owner of 30,000,000 shares of common stock of the Issuer beneficially owned by Idis Holdings LLC, which shares consist of the following: 15,000,000 shares of common stock; and (ii) 15,000,000 shares of common stock issuable upon exercise of 15,000,000 common stock purchase warrants, each of which entitles the holder thereof to purchase one share of common stock for $0.10 until June 11, 2010. Such shares represent 24.3% of the Issuer's common stock based on 108,400,000 shares of common stock issued and outstanding as of June 11, 2007. The Reporting Person shares the power to vote or direct the vote, and to dispose or direct the disposition of such shares with Seth A. Farbman, who is also a managing member of Idis Holdings LLC.

The business address of Seth A. Farbman is 150 West 46th Street, New York, NY 10036. The present principal occupation of Mr. Farbman is serving as an executive officer of a NY based edgar and print service firm. Mr. Farbman has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years. During the last five years, Mr. Farbman has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction nor has he been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Farbman is a US citizen.

Except as disclosed herein, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

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Page 4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Person and any other individual or entity, with the exception of the Agreement pursuant to which Idis Holdings LLC purchased the aforementioned securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1      Form of Stock Purchase  Agreement dated June 11, 2007


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Page 5

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 18, 2007



By: /s/ Shai Z. Stern
    -----------------------
    Shai Z. Stern


  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001).

                             SUBSCRIPTION AGREEMENT

                                B & D FOOD CORP.



      The undersigned hereby subscribes for 15,000,000 shares of common stock, $.001 par value per share (the "Shares") of B&D Food Corp, a Delaware corporation (the "Company").

      The undersigned agrees to pay the aggregate subscription price of $250,000 for the Shares being purchased hereunder. The entire purchase price is due and payable upon the submission of this Subscription Agreement, and shall be payable to the order of the Company.

      As part of the subscription price, the Company shall issue a three year warrant, in the form as attached hereto as Exhibit A, to purchase 15,000,000 shares of the Company's common stock at an exercise price of $.10 per share ("Warrants").

      The undersigned acknowledges that the Shares being purchased hereunder will not be registered under the Securities Act of 1933 (the "Act"), or the securities laws of any state, that absent an exemption from registration contained in those laws, the Shares require registration, and that the Company's reliance upon such exemption is based upon the undersigned's representations, warranties, and agreements contained in this Subscription Agreement.

      1. The undersigned represents, warrants, and agrees as follows:

            a. The undersigned agrees that this Subscription Agreement is and shall be irrevocable.

            b. The undersigned has been given the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of this offering and to obtain such additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of same as the undersigned reasonably desires in order to evaluate the investment. The undersigned has had the opportunity to discuss any questions with his counsel or other advisor. Notwithstanding the foregoing, the only information upon which the undersigned has relied is that set forth herein. The undersigned has received no representations or warranties from the Company, its employees, agents or attorneys in making this investment decision other than as set forth herein. The undersigned does not desire to receive any further information.

            c. The undersigned is aware that the purchase of the Shares is a speculative investment involving a high degree of risk, that there is no guarantee that the undersigned will realize any gain from this investment, and that the undersigned could lose the total amount of this investment.

            d. The undersigned understands that no federal or state agency has made any finding or determination regarding the fairness of the Shares for investment, or any recommendation or endorsement of the Shares.

            e. The undersigned is purchasing the Shares for the undersigned's own account, with the intention of holding the Shares with no present intention of dividing or allowing others to participate in this investment or of reselling or otherwise participating, directly or indirectly, in a distribution of the Shares or the securities underlying the Shares, and shall not make any sale, transfer, or pledge thereof without registration under the Act and any applicable securities laws of any state or unless an exemption from registration is available under those laws.

            f. The undersigned represents that if an individual, he has adequate means of providing for his or her current needs and personal and family contingencies and has no need for liquidity in this investment in the Shares. The undersigned has no reason to anticipate any material change in his or her personal financial condition for the foreseeable future.

            g. The undersigned is financially able to bear the economic risk of this investment, including the ability to hold the Shares indefinitely, or to afford a complete loss of his investment in the Shares. The undersigned is an "Accredited Investor" as such term is defined under Regulation D under the Securities Act of 1933.

            h. The undersigned represents that the undersigned's overall commitment to investments which are not readily marketable is not disproportionate to the undersigned's net worth, and the undersigned's investment in the Shares will not cause such overall commitment to become excessive. The undersigned understands that the statutory basis on which the Shares are being sold to the undersigned and others would not be available if the undersigned's present intention were to hold the Shares for a fixed period or until the occurrence of a certain event. The undersigned realizes that in the view of the Securities and Exchange Commission (the "Commission"), a purchase now with a present intent to resell by reason of a foreseeable specific contingency or any anticipated change in the market value, or in the condition of the Company, or that of the industry in which the business of the Company is engaged or in connection with a contemplated liquidation, or settlement of any loan obtained by the undersigned for the acquisition of the Shares, and for which such Shares may be pledged as security or as donations to religious or charitable institutions for the purpose of securing a deduction on an income tax return, would, in fact, represent a purchase with an intent inconsistent with the undersigned's representations to the Company, and the Commission would then regard such sale as a sale for which the exemption from registration is not available. The undersigned will not pledge, transfer or assign this Subscription Agreement.

            i. The undersigned represents that the funds provided for this investment are either separate property of the undersigned, community property over which the undersigned has the right of control, or are otherwise funds as to which the undersigned has the sole right of management. The undersigned is purchasing the Shares with the funds of the undersigned and not with the funds of any other person, firm, or entity and is acquiring the Shares for the undersigned's account. No person other than the undersigned has any beneficial interest in the Shares being purchased hereunder.

            j. The address shown under the undersigned's signature at the end of this Subscription Agreement is the undersigned's principal residence if he or she is an individual, or its principal business address if it is a corporation or other entity.

            l. The undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares.

            m. The undersigned acknowledges that the certificates for the Shares which the undersigned will receive will contain a legend substantially as follows:

            "THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE 1933 ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE 1933 ACT."


            The undersigned further acknowledges that a stop transfer order will be placed upon the certificates for the securities in accordance with the Act. The undersigned further acknowledges that the Company is under no obligation to aid the undersigned in obtaining any exemption from registration requirements. The Shares and Warrants shall have piggy back registration rights should the company file a registration statement within two years from the date hereof.

            n. The undersigned represents that the investor is an "accredited investor" as that term is defined under the Act.

      3. The Company has been duly and validly incorporated and is validly existing and in good standing as a corporation under the laws of the State of Delaware. The Company represents that it has all requisite power and authority, and all necessary authorizations, approvals and orders required as of the date hereof to own its properties and conduct its business and to enter into this Subscription Agreement and to be bound by the provisions and conditions hereof.

      4. Except as otherwise specifically provided for hereunder, no party shall be deemed to have waived any of his or its rights hereunder or under any other agreement, instrument or papers signed by any of them with respect to the subject matter hereof unless such waiver is in writing and signed by the party waiving said right. Except as otherwise specifically provided for hereunder, no delay or omission by any party in exercising any right with respect to the subject matter hereof shall operate as a waiver of such right or of any such other right. A waiver on any one occasion with respect to the subject matter hereof shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion. All rights and remedies with respect to the subject matter hereof, whether evidenced hereby or by any other agreement, instrument, or paper, will be cumulative, and may be exercised separately or concurrently.

      6. The parties have not made any representations or warranties with respect to the subject matter hereof not set forth herein, and this Subscription Agreement, together with any instruments or documents executed simultaneously herewith in connection with this offering, constitutes the entire agreement between them with respect to the subject matter hereof. All understandings and agreements heretofore had between the parties with respect to the subject matter hereof are merged in this Subscription Agreement and any such instruments and documents, which alone fully and completely expresses their agreement.

      7. This Subscription Agreement may not be changed, modified, extended, terminated or discharged orally, but only by an agreement in writing, which is signed by all of the parties to this Subscription Agreement.

      8. The parties agree to execute any and all such other further instruments and documents, and to take any and all such further actions reasonably required to effectuate this Subscription Agreement and the intent and purposes hereof.

      9. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York and the undersigned hereby consents to the jurisdiction of the courts of the State of New York and the United States District Courts situated therein.



                             [Intentionally blank]

                             EXECUTION BY SUBSCRIBER



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                     Exact Name in Which Title is to be Held


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                                   (Signature)


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                               Name (Please Print)


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                                     Address


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                        Social Security or Tax ID Number



Accepted this __ day of ______ __, 2007, on behalf of [Company], Inc.


                                                By:
                                                   ---------------------------
                                                   Name:  Daniel Ollech
                                                   Title: